Mail Stop 3561

January 22, 2010

Via Fax & U.S. Mail

Mr. John D. Baker
Chief Executive Officer
Patriot Transport Holding Inc.
501 Riverside Avenue
Suite 500
Jacksonville, Florida 32202

> **Re:** **Patriot Transportation Holding Inc.**
> **Form 10-K for the year ended September 30, 2009**
> **Filed December 3, 2009**
> **File No. 0-17554**

Dear Mr. Baker:

We have reviewed your filing and have the following comments. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Consolidated Statements of Income

1. We note the presentation of the measure "gross profit" in the Company's consolidated statements of income. Given the nature of the Company's business which consists primarily of providing transportation services and leasing of real estate, we believe that the Company should delete the presentation of the measure "gross profit" as well as the presentation of any related subtotal before deducting general and administrative expenses. Since the Company is not involved in the production of a product, we do not believe the use of this term is appropriate in the Company's circumstances. Your discussion of this measure in MD&A and in Note 10 should be similarly revised and your discussion of the results of operations of your segments should be revised to include a discussion of the corporate selling general and administrative costs that have been allocated to each of your segments.   Please make appropriate revisions to your financial statements and the related disclosures in your MD&A in future filings.

Note 1. Notes to Consolidated Statements-Accounting Policies
Property, Plant and Equipment

2. In your chairman's letter under "Real Estate Segment", it is noted that three of your recently completed buildings, two of which were completed in September 2008, and one in the spring of 2009 remained vacant with no clear prospect for occupancy in the coming year. We also note from the discussion in "Item 2. Properties" and from the discussion of your Real Estate segment operating properties that your property at 100-400 Interchange Boulevard in New Castle County, Delaware is currently only 8% leased and that Chrysler and General Motors plant closings have reduced demand for space in this market. We also note from your discussion in the "Executive Overview" section of MD&A that gross profit from the leasing of developed buildings is expected to weaken from existing levels as three new building recently brought into service are contributing no revenue and expiring leases if renewed will entail rent concessions from the existing levels. We further note the discussion indicating that prospective tenants for vacant space are significantly fewer than in past years, competition for their contracts are more intense and rental rates continue to decline from existing levels.

In light of these negative circumstances where no cash flows or very limited cash flows are expected from the three completely vacant and one substantially vacant real estate properties in the foreseeable future, supplementally advise us of when your most recent impairment analysis was completed with respect to each of these properties. As part of your response, please tell us the methods and significant assumptions that were used to evaluate the existence of potential impairments with respect to each of these properties and provide us with a summary of the results of your most recent impairment analysis. If an impairment analysis was not recently performed, please explain to us in detail the reasons why the negative circumstances outlined above did not trigger an impairment analysis pursuant to the guidance in ASC 360-10-35-21.

3. Also, assuming a satisfactory response to our comment above, please significantly expand your discussion of in the "Critical Accounting Policies" section of MD&A to explain in further detail the methods and significant assumptions the Company uses in preparing its impairment analysis with respect to its real estate properties. Your revised discussion should also explain in detail why the Company does not believe any impairment charges are currently required with respect to those properties which are currently unoccupied or only minimally occupied at the present time.

4. In your Press Release dated January 6, 2010, we note your disclosure indicating you were unsuccessful in renewing certain contracts with significant customers. We also note that the customers lost contributed approximately $10.0 million or approximately 11% of the transportation group's revenue in 2009. In light of this significant expected decrease in revenues in fiscal 2010, supplementally advise us and expand your future disclosure to discuss whether an updated impairment analysis will be performed pursuant to ASC 360 -10-35 with respect to the long-lived assets associated with your transportation business. If not, please explain why. Your response and your future disclosure in MD&A should also be expanded to discuss the factors that resulted in a requirement to perform an updated impairment analysis and should also discuss the methods and significant assumptions used in the analysis as well as the results of your analysis.

Note 10-Business Segments

5. We note that your real estate segment includes a diverse portfolio of assets used for various purposes, including developed properties that are leased to third parties, land held for future development and construction aggregates properties. In light of this diversity, supplementally advise and expand your disclosure to indicate why you believe it is appropriate to aggregate the different types of real estate properties into one reportable segment. As part of your response, please explain in detail how your chief operating decision maker reviews the Company's financial results for purposes of making decisions about allocating resources and for purposes of assessing performance. Also, if you believe that you have multiple real estate operating segments, but that it is appropriate to aggregate them, please explain in detail how they meet the criteria required for aggregation outlined in ASC 280-10-50-11 (paragraph 17 of SFAS No. 131). As part of your response, please explain in detail why you believe the aggregated operations have similar economic characteristics and provide us with revenue and operating income information for each segment in support of your response. We may have further

comment upon receipt of your response.

Note 13- Commitments

6. We note that you have entered into an agreement to sell the Windlass Run Residential Property for $25.2 M, subject to certain potential price adjustments resulting from the buyer's inspection and government approvals. You also indicate that the property is classified as held for investment at the balance sheet dates presented in your financial statements. Although the sale of the property within one year is not probable, the reason appears to be the result of regulatory approvals that are beyond your control. Furthermore, as indicated in "Operating Properties", the purchaser has placed non-refundable deposits of $1M in escrow, and preliminary approval for the development as originally contemplated under the agreement's pricing contingencies has been received and the time for any appeals expired in July 2009. Based on these factors, it appears that these matters may represent exceptions to the one year requirement outlined ASC 360-10-45-9d which would require treatment of the property as "held for sale" pursuant to the guidance in ASC 360-10-45-11. Supplementally advise us and expand your disclosure to indicate what consideration was given to classifying this property as held for sale with the resultant measurement of the property at fair value less costs to sell. As part of your response and in light of recent declines in real estate values, supplementally advise us if there has been any substantial decline in this property's fair value since you entered into the sale agreement. We may have further comment upon reviewing your response.

Note 16. Discontinued Operations

7. We note from the disclosure included in Note 16 that the buyer of Sunbelt Transport Inc purchased all of Sunbelt's tractors and trailers, leased Sunbelt's terminal facilities in Jacksonville Florida for 36 months at a rental of $5,000 per month and leased the terminal facilities in South Pittsburgh, Tennessee for 60 months at a rental of $5,000 per month with an option to purchase the Tennessee facilities at the end of the lease for payment of an additional $100,000. We also note that the South Pittsburgh lease was recorded as a sale under bargain purchase accounting. With regards to the South Pittsburgh lease, please explain in detail why you believe this lease should be accounted for as a sale under bargain purchase accounting. As part of your response, please explain in detail how your accounting for this lease complies with the guidance outlined in ASC 840-10-25 (paragraphs 26 and 27 of SFAS No.13) as applicable.

8. Also, in light of the materiality of the loss from the sale of discontinued operations recognized during fiscal 2009, supplementally advise us and expand your disclosure to indicate how you calculated the loss from this transaction pursuant to ASC 205-20. As part of your response, please present your calculation of gain/loss in a table that indicates all items considered in your

calculation, and including the note receivable. We may have further comment upon reviewing your response.

9. In light of the materiality of the insurance liabilities associated with the Sunbelt business remaining on your balance sheet at September 30, 2009 in relation to the Company's loss from discontinued operations for 2009, supplementally advise us and expand your disclosure in future filings to indicate whether there are any contingencies associated with the $3,204 of insurance liabilities. If there are uncertainties surrounding the amounts that will ultimately be paid, please expand your disclosure to explain the nature of such contingencies. Refer to the guidance outlined in SAB Topic 5:Z, Question 2.

Schedule II Valuation and Qualifying Accounts

10. We note that insurance and loss expense declined substantially by $1,842,000 in the current year as indicated in MD&A and your chairman's letter. Furthermore, we note from your accounting policy disclosures included in Note 1 and in your discussion of Critical Accounting Policies that in order to calculate insurance accruals, you use historical and projected data. Given the decline in insurance and loss expense achieved in 2009 and the fact that the Chairman's letter indicates that the tank truck operations' management has developed a strong safety culture that will enable the Company to achieve an industry leading performance in this area in the future, supplementally advise us and expand your disclosure in future filings to indicate the reasons why accrued risk insurance accruals at September 30, 2009 remained at levels comparable to the previous year.

Definitive Proxy Statement on Schedule 14A

Summary Compensation Table, page 20

11. We note that you paid your named executive officers amounts pursuant to your MIC plan. Please disclose in detail how you determined the amounts awarded based on the performance targets set forth on page 16. Include any formula used, if applicable.

Other

12. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the

disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or myself, at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at (202) 551-3490 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: John D. Milton, CFO
      (904) 353-2207